Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 8
(To Prospectus filed on July 26, 2016, as supplemented
by Prospectus Supplement No. 1 dated August 1, 2016, Prospectus Supplement No. 2 dated

August 10, 2016, Prospectus Supplement No. 3 dated August 12, 2016 and Prospectus Supplement No. 4 dated August 19, 2016, Prospectus Supplement No. 5 dated September 16, 2016, Prospectus Supplement No. 6 dated September 23, 2016, and Prospectus Supplement No. 7 dated November 10, 2016)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 8 supplements the information contained in the Prospectus, dated as of July 26, 2016, as amended by Prospectus Supplement No. 1 dated August 1, 2016, Prospectus Supplement No. 2 dated August 10, 2016, Prospectus Supplement No. 3 dated August 12, 2016, Prospectus Supplement No. 4 dated August 19, 2016, Prospectus Supplement No. 5 dated September 16, 2016, Prospectus Supplement No. 6 dated September 23, 2016, and Prospectus Supplement No. 7 dated November 10, 2016, relating to the resale of up to 47,674,386 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 8 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 12, 2016.

You should read this Prospectus Supplement No. 8 in conjunction with the Prospectus. This Prospectus Supplement No. 8 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 8 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 8 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 12, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2016

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1.01. Entry Into a Material Definitive Agreement.

Offer to Amend and Exercise Certain Warrants to Purchase Common Stock

On December 12, 2016, Enumeral Biomedical Holdings, Inc. (the “Company”) consummated its offer to amend and exercise (the “Offer to Amend and Exercise”) certain outstanding warrants (the “Original Warrants”) to purchase an aggregate of 21,549,510 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”), originally issued to investors participating in the Company’s private placement financing with respect to which the closing occurred on July 31, 2014 (the “2014 PPO Unit Offering”).

The Offer to Amend and Exercise expired at 5:00 p.m. Eastern time on December 9, 2016 (the “Expiration Date”). Pursuant to the Offer to Amend and Exercise, an aggregate of 6,863,000 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for gross proceeds to the Company of $3,431,500. Such tendered Original Warrants represented approximately 31.8% of the Company’s outstanding Original Warrants as of December 9, 2016.

The Original Warrants of holders who elected to participate in the Offer to Amend and Exercise were amended to (i) receive four shares of common stock for each warrant exercised rather than one, (ii) reduce the exercise price to $0.50 per warrant in cash (or $0.125 per share); (iii) shorten the exercise period so that it expired concurrently with the expiration of the Offer to Amend and Exercise at 5:00 p.m. (Eastern Time) on December 9, 2016, and (iv) delete any price-based anti-dilution provisions.

The warrant agent for the Offer to Amend and Exercise (the “Warrant Agent”) was paid an aggregate commission of approximately $255,000.

The Company plans to use the net proceeds from the Offer to Amend and Exercise to fund its ongoing operations and for general working capital purposes. As of the date hereof, and after giving effect to the net proceeds from the Offer to Amend and Exercise, the Company believes that it has sufficient liquidity to fund operations into May 2017. The Company continues to explore a range of potential transactions, which may include public or private equity offerings, debt financings, collaborations and licensing arrangements, and/or other strategic alternatives, including a merger, sale of assets or other similar transactions.

Following the amendment and exercise of the 6,863,000 Original Warrants pursuant to the terms of the Offer to Amend and Exercise, the issuance of the 4,880,655 Warrant Agent Warrants (as described below), the issuance of the shares of Common Stock pursuant to the Note Conversion (as described below), and the issuance of the Square 1 Shares (as described below), the Company had 128,343,122 shares of Common Stock issued and outstanding, excluding outstanding options and warrants to purchase 7,907,321 and 22,754,490 shares of the Company’s Common Stock, respectively.

The Company issued the Original Warrants in a private placement in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). In connection with such transaction, the holders of the Original Warrants represented that they were “accredited investors.” Similarly, the issuance of the shares of the Company’s Common Stock upon the amendment and exercise of the 6,863,000 Original Warrants was exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D. In connection with the Offer to Amend and Exercise, all holders of tendered Original Warrants represented that they were “accredited investors.” The issuance of the Warrant Agent Warrants in connection with this transaction was exempt from registration under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering.

Amendment of Certain Warrants to Purchase Common Stock

Effective as of December 12, 2016, the Company and holders of a majority of the Original Warrants approved an amendment to remove the price-based anti-dilution provisions in the Original Warrants. As a result, the priced-based anti-dilution provisions contained in the Original Warrants have been removed and are of no further force or effect as of December 12, 2016. Accordingly, those Original Warrants that were not tendered in the Offer to Amend and Exercise remain outstanding with an exercise price of $2.00 per share, and have been amended such that they no longer include price-based anti-dilution provisions.

Also in connection with the consummation of the Offer to Amend and Exercise, on December 12, 2016 the Company and holders of a majority of the outstanding warrants previously issued to the placement agent and its sub-agents in the Company’s 2014 PPO Unit Offering (the “Broker Warrants”) approved an amendment to remove the price-based anti-dilution provisions in the Broker Warrants and to reduce the exercise price of the Broker Warrants from $1.00 per share to $0.125 per share. None of the Broker Warrants were exercised in connection with the Offer to Amend and Exercise and all Broker Warrants remain outstanding as of the date of this filing.

Conversion of Certain Convertible Promissory Notes

Pursuant to the terms of certain 12% Senior Secured Promissory Notes (the “Notes”) in the aggregate principal amount of $3,038,256 issued to investors in the Company’s private placement financing with respect to which the closing occurred on July 29, 2016, such Notes automatically converted into 48,806,545 shares of Common Stock on December 12, 2016 in connection with the consummation of the Offer to Amend and Exercise (the “Note Conversion”). In connection with the Note Conversion, the Warrant Agent received warrants to purchase 4,880,655 shares of Common Stock (the “Warrant Agent Warrants”).

The Company issued the Notes in a private placement in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection with such transaction, the holders of the Notes represented that they were “accredited investors.”

Registration Rights

On December 12, 2016, in connection with the consummation of the Offer to Amend and Exercise and the Note Conversion, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed that promptly, but no later than 90 calendar days from the Expiration Date, it will file a registration statement with the SEC (the “Registration Statement”) to register the resale of the shares of Common Stock issued upon exercise of the Amended Warrants and Notes and the Warrant Agent Warrants under the Securities Act (the “Registrable Shares”). The Company has agreed to use its commercially reasonable efforts to ensure that such Registration Statement is declared effective within 180 calendar days of the Expiration Date. If the Company is late in filing the Registration Statement or if the Registration Statement is not declared effective within 180 days of filing with the SEC, the Company will be required to pay the holders of Registrable Shares that have not been so registered, liquidated damages at a rate equal to 1.00% of the aggregate purchase price paid by such holder (x) for the Notes and (y) the aggregate exercise price paid by the holder with respect to the Amended Warrants, as applicable, for each full thirty (30) days (i) the Company is late in filing the Registration Statement, (ii) the Registration Statement is late in being declared effective by the SEC, (iii) after the Registration Statement is declared effective, the Registration Statement ceases for any reason to remain continuously effective or the holders of the Registrable Shares are otherwise not permitted to utilize the prospectus therein to resell the Registrable Securities for a period of more than 30 consecutive trading days, or (iv) the Registrable Shares, if issued, are not listed or included for quotation on a national exchange or an over-the-counter market, or trading of the Common Stock is suspended or halted on such exchange or market, which at the time constitutes the principal market for the Common Stock, for more than three (3) full, consecutive trading days; provided, however, a Registration Event (as defined shall not be deemed to occur if all or substantially all trading in equity securities (including the Common Stock) of the Company is suspended or halted on the Approved Market (as defined in the Registration Rights Agreement) for any length of time; provided, however, that in no event shall the aggregate of any such liquidated damages exceed 8% of (x) the aggregate purchase price paid by a holder for the July 2016 Notes and (y) the aggregate exercise price paid by the holder with respect to the Amended Warrants. No liquidated damages will accrue and accumulate with respect to (a) any Registrable Shares removed from the Registration Statement in response to a comment from the staff of the SEC limiting the number of shares of Common Stock which may be included in the Registration Statement (a “Cutback Comment”), or (b) after the shares may be resold under Rule 144 under the Securities Act or another exemption from registration under the Securities Act.

The Company is required to use its commercially reasonable efforts to keep the Registration Statement “evergreen” for 12 months from the date it is declared effective by the SEC or until Rule 144 is available to the holders of Registrable Shares who are not and have not been affiliates of the Company with respect to all of their registrable shares, whichever is earlier.

The holders of Registrable Shares (including any shares of Common Stock removed from the Registration Statement as a result of a cutback comment from the SEC) will have two “piggyback” registration rights for such shares with respect to any registration statement filed by the Company following the effectiveness of the Registration Statement that would permit the inclusion of such shares, subject to customary cut-backs on a pro rata basis if the underwriter or the Company determines that marketing factors require a limitation on the number of shares of stock or other securities to be underwritten.

The Company will pay all expenses in connection with any registration obligation provided in the Registration Rights Agreement, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of its counsel and of its independent accountants. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor that such investor decides to employ.

All descriptions of the Registration Rights Agreement herein are qualified in their entirety by reference to the text of the form of such document filed as Exhibit 10.1 hereto, which is incorporated herein by reference.

Amendment and Exercise of Certain Warrants owned by Square 1 Bank

On December 12, 2016, the Company and Square 1 Bank (“Square 1”), which was subsequently acquired by PacWest Bancorp, entered into an amendment (the “Amendment”) to that certain Amended and Restated Warrant to Purchase Stock originally issued to Square 1 on July 31, 2014, which entitled Square 1 to purchase 54,245 shares of Common Stock (the “First Warrant”), and that certain Amended and Restated Second Warrant to Purchase Stock issued by the Company to Square 1 on July 31, 2014, which entitled Square 1 to purchase 12,329 shares of Common Stock (the “Second Warrant” and together with the First Warrant, the “Square 1 Warrants”). In accordance with the terms of the Amendment, the Square 1 Warrants were amended to (i) change the expiration date to December 12, 2016, (ii) reduce the exercise price to $0.125 per share and (iii) remove any anti-dilution provisions.

Immediately following the Amendment, an assignee of Square 1 delivered a cashless exercise notice with respect to the First Warrant and Second Warrant pursuant to which the Company issued 9,041 and 2,055 shares of Common Stock, respectively, for an aggregate issuance of 11,096 shares of Common Stock (the “Square 1 Shares”). There are no more shares available for issuance under the Square 1 Warrants.

All descriptions of the Amendment herein are qualified in their entirety by reference to the text of such document filed as Exhibit 10.2 hereto, which is incorporated herein by reference.

The Company issued the Square 1 Shares in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transaction by an issuer not involving any public offering.

Item 3.02. Unregistered Sale of Equity Securities.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.03. Material Modification to Rights of Security Holders.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On December 12, 2016, the Company issued a press release with respect to the Offer to Amend and Exercise. The press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Item 7.01 of this Current Report on Form 8-K, including the information contained in Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

10.1	Form of Registration Rights Agreement (Incorporated by reference to Exhibit (d)(2) of the tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission on October 28, 2016 (005-88781)).
10.2*	Amendment to Amended and Restated Warrants to Purchase Stock, dated as of December 12, 2016, between Enumeral Biomedical Holdings, Inc. and PacWest Bancorp.
99.1**	Press Release, dated December 12, 2016.

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: December 12, 2016	By:	/s/ Kevin G. Sarney
		Name:	Kevin G. Sarney
		Title:	Vice President of Finance, Chief Accounting Officer and Treasurer

Exhibit 10.1

AMENDMENT TO

AMENDED AND RESTATED WARRANTS TO PURCHASE STOCK

This Amendment (this “Amendment”) to Amended and Restated Warrants to Purchase Stock is made and entered into effective as of the Expiration Date (as defined in this Amendment), by and between Enumeral Biomedical Holdings, Inc., a Delaware corporation (the “Company”), and PacWest Bancorp (the “Holder”). Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in (a) that certain Amended and Restated Warrant to Purchase Stock issued by the Company to Square 1 Bank on July 31, 2014 (the “First Warrant”) and (b) that certain Amended and Restated Second Warrant to Purchase Stock issued by the Company to Square 1 Bank on July 31, 2014 (the “Second Warrant”, and together with the First Warrant, each a “Warrant” and collectively, the “Warrants”).

WHEREAS, the First Warrant entitles the Holder to purchase 54,245 shares of the Company’s common stock at an exercise price of $0.73 per share, and the Second Warrant entitles the Holder to purchase 12,329 shares of the Company’s common stock at an exercise price of $0.73 per share;

WHEREAS, the Company and the Holder desire to amend each Warrant as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereby agree as follows:

1.          Expiration Date. “Expiration Date” as listed on the first page of each Warrant and as otherwise used in each Warrant will mean December 12, 2016, as may be extended by the Company in its sole discretion.

2.          Exercise Price. The “Initial Exercise Price” listed on the first page of each Warrant is hereby deleted and replaced with “$0.125 per share”.

3.          Adjustments for Diluting Issuances. Section 2.4 of each Warrant is hereby deleted in its entirety.

4.          Necessary Acts. Each party to this Amendment hereby agrees to perform any further acts and to execute and deliver any further documents that may be necessary or required to carry out the intent and provisions of this Amendment and the transactions contemplated hereby.

5.          Governing Law. This Amendment will be governed by and construed under the laws of the State of North Carolina without regard to conflicts of laws principles that would require the application of any other law.

6.          Continued Validity. Except as otherwise expressly provided herein, each Warrant shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment to Amended and Restated Warrants to Purchase Stock as of the Expiration Date set forth above.

ENUMERAL BIOMEDICAL HOLDINGS, INC.		PACWEST BANCORP

By:	/s/ Matthew A. Ebert	By:	/s/ Jeff Krumpoch

Name:	Matthew A. Ebert	Name:	Jeff Krumpoch

Title:	General Counsel	Title:	SVP/Corporate Controller

Exhibit 99.1

Enumeral Completes Successful Warrant Tender Offer

and Receives $3.4 Million in Gross Proceeds

Obtains Consent to Remove Anti-Dilution Protection of Outstanding Warrants

and Continues to Deliver on Turnaround Plan

CAMBRIDGE, Mass.—December 12, 2016—Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM) (“Enumeral” or the “Company”), a biotechnology company focused on the discovery and advancement of next generation therapeutics in cancer and other diseases, today announced that the Company has received gross proceeds of approximately $3.4 million in connection with the successful completion of Company’s previously announced issuer tender offer (the “Offering”).

In connection with the Offering, warrant holders elected to amend and exercise 6,863,000 of the warrants subject to the Offering at a reduced exercise price of $0.50 per warrant, providing a total of $3,431,500 in gross proceeds to the Company, before deducting fees, expenses, and warrant agent commissions. Warrant holders who elected to participate in the Offering received four shares of Enumeral common stock for each warrant exercised. The Company also received approval from holders of a majority of the warrants subject to the Offering to amend those warrants in order to remove the price-based anti-dilution provisions contained therein. The Company plans to use the net proceeds from the Offering to fund its ongoing operations, and for general working capital purposes. In addition, the Company continues to pursue potential collaboration arrangements with a number of interested parties.

“We are extremely pleased with the broad support we received from our warrant holders to successfully complete this Offering,” said Wael Fayad, Enumeral’s Chairman, Chief Executive Officer and President. “This Offering is an important step that strengthens our position to continue to deliver on our turnaround plan. We are engaged in discussions with a number of companies regarding potential collaboration arrangements, and we continue to pursue opportunities to advance our internal pipeline of next-generation therapeutics.”

“In addition to providing funds to support Enumeral’s continued operations, the successful completion of this Offering also removes the price-based anti-dilution provisions from the remaining warrants,” Mr. Fayad continued.  “This will help streamline Enumeral’s capitalization structure, reduces the warrant liability recorded on our financial statements, and further enable our long-term growth plans, including pursuing the listing of our common stock on a national securities exchange in the future.”

“We sincerely appreciate the continued support of our stockholders and other stakeholders, and we look forward to reporting on our progress in the months ahead,” Mr. Fayad concluded.

About Enumeral

Enumeral is a biopharmaceutical company focused on the discovery and advancement of next generation therapeutics in cancer, auto-immune, and other diseases. The Company utilizes a proprietary microwell array technology to identify cell type and measure functioning of individual cells from tissue samples, and to retrieve individual live cells of interest, for cell culture or gene cloning. This technology provides key insights for target validation, drug candidate selection, and rational drug development. The company has built a pipeline of immune checkpoint modulators for targets including PD-1, TIM-3, CD39, and others. Going forward, the company will focus on collaborations to exploit the full potential of its platform technology and will continue to expand and develop its pipeline of next generation therapeutics. For more information on Enumeral, please visit www.enumeral.com.

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral” or the “Company”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, Enumeral’s stock price, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements may include, without limitation, (a) Enumeral’s ability to raise capital when needed and on acceptable terms and conditions, cash flows and resulting liquidity, (b) Enumeral’s expectations regarding market acceptance of the Company’s business in general and the Company’s ability to penetrate the antibody discovery and development fields in particular, as well as the timing of such acceptance, (c) Enumeral’s ability to attract and retain management with experience in biotechnology and antibody discovery and similar emerging technologies, (d) Enumeral’s ability to partner with other companies to bring product candidates through the development stage and eventually to market, (e) the scope, validity and enforceability of Enumeral’s and third party intellectual property rights, (f) Enumeral’s ability to comply with governmental regulation, (g) the intensity of competition, (h) changes in the political and regulatory environment and in business and fiscal conditions in the United States and overseas, and (i) general economic conditions.

More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission (the “Commission”). Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contact:

Enumeral Biomedical Holdings, Inc.
Kevin Sarney, (617) 945-9146
kevin@enumeral.com